SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549

                             SCHEDULE l3D
                 Under the Securities Exchange Act of 1934

                               CELCOR, INC.
                             (Name of Issuer)

                      Common Stock, $.001 par value
                      (Title of Class of Securities)
             Note that this cusip No. is the pre-reverse split No.
                              150899102
                           (CUSIP Number)


Mr. Su Shi Lo                      with a copy to:
Majestic International, Inc.       George J. Mazin, Esq.
227 Gloucester Road                Lowenstein, Sandler, Kohl,
Wan Chi, Hong Kong                   Fisher & Boylan
                                   65 Livingston Avenue
                                   Roseland, New Jersey  07068
                                   (201) 992-8700
____________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         July 28, 1992
____________________________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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    1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
Above Persons):

          Majestic International, Inc.

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    2)  Check the Appropriate Box if a Member of a Group (See
Instructions):

          (a)

          (b)
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    3)  SEC Use Only

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    4)  Source of Funds (See Instructions):

          OO *

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    5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):  [ ]

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    6)  Citizenship or Place of Organization:

          Cook Islands
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____________________
*All funds used to purchase the stock of Issuer came from the personal assets of shareholders of Majestic International, Inc.


Number of Shares        7)  Sole Voting Power:      8,242,000**   (49.0%)
Beneficially            --------------------------------------------------
Owned by Each           8)  Shared Voting Power:    0
Reporting               --------------------------------------------------
Person With:            9)  Sole Dispositive Power: 8,242,000**   (49.0%)
                        --------------------------------------------------
                        10) Shared Dispositive Power:  0
                        --------------------------------------------------
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    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

          8,242,000**
___________________________________________________________________________

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
___________________________________________________________________________

    13)  Percent of Class Represented by Amount in Row (11):

          49.0%
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    14)  Type of Reporting Person (See Instructions):

          CO
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Item 1.         Security and Issuer.

            The name and address of the principal executive office of the issuer is:

                  Celcor, Inc.
                  1800 Bloomsbury Avenue
                  Ocean, New Jersey  07712

            The title of the class of equity securities to which this statement relates is:

                  Common Stock - $0.001 par value

__________________
**Subsequent to the date of issuance of these shares, Celcor effected a reverse stock split on a one for five basis. The shares listed herein do not reflect the stock split.

Item 2.  Identity and Background.

         The following information is provided with regard to the filer:

      (a)  Name:                            Majestic International, Inc.
      (b)  Principal Place of Business:     227 Gloucester Road
                                            Wan Chi, Hong Kong
      (c)  Principal Business:              Investments in Securities
      (d)  Reportable Criminal Proceedings: None
      (e)  Reportable Civil Proceedings:    None
      (f)  Citizenship:                     Not Applicable

            The following information is provided with respect to the sole executive officer, director and control person of the filer:

      (a)  Name:                  Su Shi Lo
      (b)  Residence or           14F #535 Chen Kuo 3rd Road
           Business Address:      Edison Building Suite 3
                                  Kaohsiung, Taiwan, Republic of
                                     China ("R.O.C.")
      (c)  Principal Occupation   General Manager
            or Employment:        Tong Hai General Hospital
                                  Kaohsiung, Taiwan   R.O.C.
      (d)  Reportable Criminal
           Proceedings:           None
      (e)  Reportable Civil
           Proceedings:           None
      (f)  Citizenship:           R.O.C.

Item 3.  Source and Amount of Funds or Other Consideration.

         Majestic International, Inc. ("Majestic") obtained all funds used to purchase Celcor, Inc. ("Celcor") stock from the personal assets of Majestic's stockholders. The total purchase price was $U.S. 155,000.

Item 4.  Purpose of Transaction.

         The transaction was undertaken to make a controlling investment in a publicly traded entity into which other businesses could be merged or from which other businesses could be started. At the time of investment, the specific business which would be started or merged had not been determined. At the time the investment was made, Celcor was in bankruptcy and was seeking to reorganize pursuant to Chapter XI of the United States Bankruptcy Code. The cash provided by Majestic was utilized to fund administrative costs of the bankruptcy proceeding and obtain approval for a reorganization plan. The plan of reorganization was approved by the Bankruptcy Court on May 28, 1992. As a result of this transaction, Majestic became the largest shareholder of Celcor. By virtue of its ability to control Celcor, it caused a new board of directors to be elected.

Item 5. Interest in Securities of the Issuer.

        On July 28, 1992, Majestic purchased 8,242,000 shares of Celcor for $155,000. The shares represented at the time of purchase 49.0% of the outstanding common stock of Celcor.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       On June 20, 1991, Celcor entered into a Stock Purchase Agreement (the "Agreement") with Majestic. The Agreement was amended on October 29, 1991. The Agreement, among other things, provided for the sale by the Company to Majestic of that number of unissued common stock of the Company which would give Majestic 49% of its outstanding common shares. The purchase price for said shares would be $155,000. Pursuant to the Agreement, on July 28, 1992, 8,242,000 shares of common stock were issued to Majestic.

       The Agreement also provided for the issuance of 824,200 common shares (10% of the number of shares to be sold to Majestic) to Lyncroft Corp., which received 618,100 shares and Yung Hua Ho, an individual, who received 206,100 Shares as a finder's fee.

Item 7.  Material to be Filed as Exhibits.

         Stock Purchase Agreement between Celcor, Inc. and Majestic International, Inc., dated June 20, 1991, amended October 29, 1991.***

_________________
***Incorporated by reference to Exhibit 1.0 to the Issuer's Current Report on Form 8-K for June 20, 1991, File No. 0-13337.

                           Signature



After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  MAJESTIC INTERNATIONAL, INC.


August 27, 1995                   By:/s/Su Shi Lo
                                        Su Shi Lo, President



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).